Exhibit 99.1

                          GIGAMEDIA REPORTS NET LOSS OF
                       NT$481.4 MILLION FOR FULL YEAR 2003

TAIPEI, Taiwan, April 12, 2004 - GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM, www.giga.net.tw), a diversified provider of broadband and entertainment services, today announced the Company's fourth quarter and full-year 2003 consolidated operating and financial results. Consolidated results of GigaMedia are summarized below. All figures referred to in the text, tables and attachments to this release (other than full-year 2002 figures) are unaudited.

                                                                       QUARTERLY                   ANNUAL
                                                               -----------------------    ------------------------
(in millions of NT dollars, except per share amounts)              4Q03         3Q03        2003(1)       2002(1)
                                                               ----------   ----------    ----------    ----------
REVENUES
  Offline music distribution business                                 663        634.6       2,608.9       1,890.1
  Online broadband ISP business                                       179        166.4         673.8         665.7
  Total                                                               842          801       3,282.7       2,555.8
OPERATING INCOME (LOSS)
  Offline music distribution business                              (139.4)       (26.2)       (247.1)       (340.8)
  Online broadband ISP business                                    (106.6)       (61.7)         (238)       (483.9)
  Total                                                              (246)       (87.9)       (485.1)       (824.7)
NET INCOME (LOSS)
  Offline music distribution business                              (157.4)       (23.9)       (258.4)       (340.7)
  Online broadband ISP business                                    (174.6)       (76.8)         (330)       (366.8)
  Total(2)                                                         (266.8)       (90.8)       (481.4)         (638)
NET INCOME (LOSS) PER SHARE(2)                                      (5.32)       (1.81)        (9.60)       (12.72)
AVERAGE SHARES OUTSTANDING                                     50,154,000   50,154,000    50,154,000    50,154,000
TOTAL CASH AND SHORT-TERM INVESTMENTS                             2,182.6      2,159.9       2,182.6       2,096.4

(1) Financial results for 2002 incorporate results of Rose Records and Tachung Records only following the respective January 29, 2002 and September 30, 2002 acquisitions of the music chains by GigaMedia. As a result, consolidated revenues, operating loss, net loss and net loss per share figures for 2002 and 2003 periods may not be comparable.

(2) Net loss excludes minority interests, which comprise 41.4% of GigaMedia's offline music distribution business, which operates under the subsidiary G-Music Limited ("G-Music").

Consolidated revenues for 2003 increased 28% to NT$3,282.7 million from NT$2,555.8 million in 2002. Financial results for 2002 incorporate results of Rose Records and Tachung Records only following the respective January 29, 2002 and September 30, 2002 acquisitions of the music chains by GigaMedia. As a result, consolidated revenues, operating loss, net loss and net loss per share figures for 2002 and 2003 periods may not be comparable.

Consolidated operating loss for 2003 decreased 41% to NT$485.1 million from NT$824.7 million in 2002. Fiscal year 2002 consolidated operating loss included charges incurred during the fourth quarter of 2002 amounting to approximately NT$323.6 million for goodwill related to the purchase of the Company's offline music distribution business and impairment of GigaMedia's investment in an online music company, GigaMusic.com Limited. As a result, year-over-year consolidated operating loss may not be comparable.

Consolidated net loss for 2003 decreased 25% to NT$481.4 million from NT$638 million in 2002. Consolidated net loss excludes minority interests, which comprise 41.4% of GigaMedia's offline music distribution business, which operates under the subsidiary G-Music.

Fourth Quarter Results

For the fourth quarter of 2003, consolidated revenues increased 5% to NT$842 million from NT$801 million in the third quarter of 2003, primarily due to improved sales in G-Music. G-Music recorded revenues of NT$663 million during the period compared to NT$634.6 million in the third quarter.

Consolidated operating loss in the fourth quarter of 2003 increased 180% to NT$246 million from NT$87.9 million in the third quarter of 2003. The increase in consolidated operating loss during the quarter was mainly attributable to charges consisting of NT$99 million for slow-moving music inventory, NT$53.6 million for reevaluation of hardware related to one-way cable modem service, and NT$25.4 million for goodwill related to the purchase of GigaMedia's offline music distribution business.

Consolidated net loss in the fourth quarter of 2003 increased 194% to NT$266.8 million from NT$90.8 million in the third quarter of 2003. Net loss excludes minority interests, which comprise 41.4% of G-Music.

Balance Sheet

Cash and other cash equivalents at the end of the fourth quarter of 2003 totaled NT$1,198.9 million, not including additional short-term investments totaling NT$983.6 million, compared to NT$1,240.2 million and NT$919.8 million, respectively, at the previous period-end.

BUSINESS SEGMENT RESULTS

OFFLINE MUSIC DISTRIBUTION BUSINESS

                                               QUARTERLY                    ANNUAL
                                         -------------------       -----------------------
(in millions of NT dollars)               4Q03          3Q03        2003(1)        2002(1)
                                         ------        -----       --------        -------
REVENUES                                  663          634.6        2,608.9        1,890.1
OPERATING INCOME (LOSS)                  (139.4)       (26.2)        (247.1)        (340.8)
NET INCOME (LOSS)                        (157.4)       (23.9)        (258.4)        (340.7)

(1) G-Music results incorporate results of Rose Records and Tachung Records only following the respective January 29, 2002 and September 30, 2002 acquisitions of the music chains by GigaMedia. As a result, revenues, operating loss, and net loss figures for 2002 and 2003 periods may not be comparable.


Total revenues for the quarter ended December 31, 2003 were NT$663 million, up 4% from the NT$634.6 million recorded during the prior period. Fourth quarter sales improved over the third quarter mainly due to a recovery from the negative impact of SARS, which delayed a significant number of artist releases until the fourth quarter. Overall, G-Music revenues continued to be negatively impacted by digital piracy. G-Music results incorporate results of Rose Records and Tachung Records only following the respective January 29, 2002 and September 30, 2002 acquisitions of the music chains by GigaMedia. As a result, revenues, operating loss, and net loss figures for 2002 and 2003 periods may not be comparable.

Operating loss for the quarter ended December 31, 2003 was NT$139.4 million. This represented an increased operating loss of approximately NT$113.2 million over the third quarter, due primarily to a slow-moving inventory charge of approximately NT$99 million recorded during the fourth quarter of 2003.

Net loss increased from NT$23.9 million in the third quarter of 2003 to NT$157.4 million in the fourth quarter of 2003, primarily due to the aforementioned inventory charge incurred during the fourth quarter. Net loss for the year declined by 24% to NT$258.4 million from NT$340.7 million in 2002. Net loss for 2003 was disproportionately smaller than net loss for 2002 because net loss in 2002 included a charge of approximately NT$242.9 million for goodwill related to the purchase of GigaMedia's offline music distribution business.

ONLINE BROADBAND ISP BUSINESS

                                                      QUARTERLY                ANNUAL
                                                 -----------------       ------------------
(in millions of NT dollars)                       4Q03        3Q03        2003        2002
                                                 ------      -----       ------      ------
REVENUES                                          179        166.4        673.8       665.7
OPERATING INCOME (LOSS)                          (106.6)     (61.7)      (238)        483.9
NET INCOME (LOSS)                                (174.6)     (76.8)      (330)       (366.8)


Total revenues for the quarter ended December 31, 2003 increased 8% to NT$179 million from NT$166.4 million during the previous quarter. Subscribers and blended ARPU during the period were relatively flat at approximately 103,000 and approximately NT$428 per month, respectively. In order to offset price drops and achieve revenue growth, the Company is focused on migrating users to higher specification products and phasing out one-way cable modem service.

Operating loss in the fourth quarter of 2003 increased by 73% to NT$106.6 million from NT$61.7 million in the third quarter of 2003, primarily due to a charge of approximately NT$53.6 million incurred during the fourth quarter in connection with the revaluation of hardware related to one-way cable modem service.

Net loss increased in the fourth quarter of 2003 to NT$174.6 million from a net loss of NT$76.8 million in the prior period, resulting primarily from the aforementioned one-way cable modem hardware revaluation charge, as well as charges incurred during the quarter of approximately NT$84.8 million for investment in online music company Rock Internet Corporation and disposal of property and assets.

BUSINESS OUTLOOK

The following forward-looking statements reflect GigaMedia's expectations as of April 9, 2004. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, fluctuations in Taiwan's recorded music market and various other risk factors, including those discussed in our 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

GigaMedia is providing the following outlook for the first quarter of 2004:

o GigaMedia expects continued weakness in the music distribution market. For the first quarter of 2004, total revenues in this business segment are expected to be flat, with operating loss flat to slightly improved.

o GigaMedia's expects continued strong price competition in the broadband ISP market. For the first quarter of 2004, total revenues and costs and expenses in this business segment are expected to increase slightly, with flat to slightly improved subscriber numbers.

ABOUT GIGAMEDIA

GigaMedia Limited is a diversified provider of broadband and entertainment services in Taiwan. The Company's online/offline business model provides the Company multiple distribution channels and the ability to meet future market demands as technology drives new media and entertainment industry change.

GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. The Company also operates a major Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The Company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com. GigaMedia also provides broadband services to corporate subscribers in Taiwan through its subsidiary Koos Broadband Telecom Limited. Strategic investors of GigaMedia include the Koos Group, a major participant in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F/A filed with the United States Securities and Exchange Commission in August 2003.

Contact:
GigaMedia Limited
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 8770-7966 ext. 1107 brad.miller@gigamedia.com.tw

                                      # # #

                               (Tables to follow)
================================================================================

                                GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                      Three months ended                     Twelve months ended
                                              ---------------------------------       ---------------------------------
                                                31-Dec-03            30-Sep-03          31-Dec-03           31-Dec-02
                                                unaudited            unaudited          unaudited            audited
                                                    NT$                 NT$                NT$                 NT$
                                              -------------         -----------       -------------       -------------
Operating revenues
    Access revenues                             173,835,393         160,877,041         650,243,454         638,915,986
    Sales/rental/installation                   648,625,006         623,376,542       2,559,007,505       1,864,127,632
    Advertising and promotional revenues         15,937,950          12,634,563          54,894,295          32,800,897
    Subscription revenues                         2,540,050           3,037,084          13,302,320          18,460,181
    Other revenues                                1,085,884           1,058,057           5,202,862           1,504,086
                                              -------------         -----------       -------------       -------------
  Total                                         842,024,283         800,983,287       3,282,650,436       2,555,808,782
                                              -------------         -----------       -------------       -------------

Costs and expenses
    Operating costs                             281,210,078         135,737,145         676,883,933         634,871,762
    Cost of sales/rental/installation           557,032,075         536,554,294       2,244,196,442       1,686,255,380
    Product development & engineering
      expenses                                   11,243,053           9,906,685          41,672,828          64,444,148
    Selling and marketing expenses              124,031,485         126,497,685         501,097,458         427,310,095
    General and administrative expenses          84,169,850          80,465,650         273,188,365         292,571,593
    Bad debt expenses                             4,964,732            (285,678)          5,362,193          32,167,104
    Impairment loss on goodwill and              25,389,253                   0          25,389,253         242,937,970
    intangible assets
    Other cost                                            0                   0                   0                   0
                                              -------------         -----------       -------------       -------------
  Total                                       1,088,040,526         888,875,781       3,767,790,472       3,380,558,052
                                              -------------         -----------       -------------       -------------
Gain (loss) from operations                    (246,016,243)        (87,892,494)       (485,140,036)       (824,749,270)
                                              -------------         -----------       -------------       -------------
Non-operating income (expense)
  Interest income                                 3,441,502           3,039,033          14,414,202          34,905,666
  Foreign exchange gain (loss) - net              2,085,690         (22,387,330)        (24,868,979)         93,940,891
  Investment income (loss)                      (54,042,719)          4,063,962         (40,997,794)          7,110,121
  Loss on disposal of property, plant &
    equipment                                   (26,266,644)            (30,200)        (29,107,301)        (30,593,561)
  Interest expense                                   (3,972)             (3,972)         (1,247,464)         (1,392,246)
  Other non-operating income (expense)           (6,655,620)          2,351,673         (17,170,262)          4,687,141
                                              -------------         -----------       -------------       -------------
    Subtotal                                    (81,441,763)        (12,966,834)        (98,977,598)        108,658,012
                                              -------------         -----------       -------------       -------------
  Income tax benefit (expense)                    4,826,363                   0           4,879,390          (4,383,123)
  Minority interest income (loss)               (65,461,235)        (10,060,170)       (107,559,491)        (73,718,467)
                                              -------------         -----------       -------------       -------------
Net loss                                       (266,823,134)        (90,799,158)       (481,437,533)       (637,989,668)
                                              =============         ===========       =============       =============
Net loss per common share                             (5.32)              (1.81)              (9.60)             (12.72)
                                              =============         ===========       =============       =============
  Average shares outstanding                     50,154,000          50,154,000          50,154,000          50,154,000

                                GIGAMEDIA LIMITED
                           CONSOLIDATED BALANCE SHEET


                                                December 31      September 30       December 31
                                                   2003             2003               2002
                                               -------------     -------------     -------------
Assets                                              NT$              NT$                NT$
Current assets
    Cash and cash equivalents                  1,198,934,164     1,240,172,606     1,241,156,606
    Short-term investments                       983,644,970       919,765,494       855,272,747
    Accounts receivable                          138,961,491       152,585,755       127,603,032
    Receivable from related parties                7,929,178                 0         5,704,749
    Inventories-net                              163,185,383       245,386,852       360,216,481
    Prepaid expenses                              46,458,932        33,296,521        19,868,580
    Restricted cash                               65,409,035        62,583,602       100,414,633
    Note receivable from officer                  12,650,102        17,537,846        18,534,000
    Other current assets                          22,604,935        32,304,106       148,943,506
                                               -------------     -------------     -------------
  Total current assets                         2,639,778,190     2,703,632,782     2,877,714,334
                                               -------------     -------------     -------------
Investment                                       518,381,498       558,494,759       641,088,040
Property, plant and equipment - net              531,155,219       645,900,509       738,938,134

Goodwill                                                   0        25,389,253        25,389,253

Intangible assets - net                          210,583,405       218,440,528       242,011,896

Other assets                                     169,443,050       168,673,700       170,896,219
                                               -------------     -------------     -------------
Total assets                                   4,069,341,362     4,320,531,531     4,696,037,876
                                               -------------     -------------     -------------
Liabilities and Shareholders' Equity
  Current liabilities
    Short-term loans                                       0                 0        93,000,000
    Notes and accounts payable                   568,165,333       585,953,716       470,646,049
    Payable to related parties                    29,604,444                 0        20,510,508
    Accrued compensation                          48,176,735        38,093,764        44,609,960
    Accrued expenses                              93,511,432        59,394,580        53,150,057
    Other current liabilities                     76,159,669        71,596,070       118,395,017
                                               -------------     -------------     -------------
    Total current liabilities                    815,617,613       755,038,130       800,311,591
                                               -------------     -------------     -------------
  Other liabilities                               61,064,414        58,379,227        48,668,859
Total liabilities                                876,682,027       813,417,357       848,980,450
Minority interests                               119,620,826       185,082,122       227,180,378
Total shareholders' equity                     3,073,038,509     3,322,032,052     3,619,877,048
                                               -------------     -------------     -------------
Total liabilities and shareholders' equity     4,069,341,362     4,320,531,531     4,696,037,876
                                               -------------     -------------     -------------